DD 5/30/14

[redacted]

SECURIT 14041022 ISSION

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SEC Mail Processing Section
MAY 30 2014
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404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2013** (MM/DD/YY) AND ENDING **03/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mizuho Securities USA Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Kronenberg **(212) 209-9499**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 6/4/14

OATH OR AFFIRMATION

I, David Kronenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mizuho Securities USA Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director
& Chief Financial Officer

Title

STEVEN SFERLAZZA
Notary Public, State of New York
No. 01SF6225517
Qualified in Nassau County
Commission Expires August 23, 2014

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Comprehensive Operations.
☐ (e) Statement of Changes in Financial Condition.
☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (h) Computation of Net Capital.
☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (m) An Oath or Affirmation.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
☐ (r) Computation of CFTC Minimum Net Capital Requirements.
☐ (s) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Mizuho Securities USA Inc.
March 31, 2014
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better working world

Mizuho Securities USA Inc.

Statement of Financial Condition

March 31, 2014

Contents

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 3
Notes to the Statement of Financial Condition 4

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Mizuho Securities USA Inc.

We have audited the accompanying statement of financial condition of Mizuho Securities USA Inc. (the "Company") as of March 31, 2014, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mizuho Securities USA, Inc at March 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 29, 2014

Mizuho Securities USA Inc.

Statement of Financial Condition

March 31, 2014
(In Thousands, Except Share Data)

Assets	
Cash and cash equivalents	$ 53,222
Cash and securities segregated for regulatory purposes	2,047,069
Collateralized agreements:	
Securities purchased under agreements to resell	31,265,347
Securities borrowed	3,230,605
Securities owned, at fair value (including securities pledged of $10,463,353)	10,480,394
Receivables from brokers/dealers, clearing organizations and customers	1,489,892
Accrued interest receivable	34,600
Securities received as collateral, at fair value	50,905
Clearing and other deposits	130,221
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $53,586	21,569
Exchange memberships, at cost (market value of $7,214)	6,164
Prepaid expenses	27,179
Other assets	20,694
Total assets	$ 48,857,861
Liabilities and stockholders' equity	
Short-term borrowings	$ 356,000
Collateralized agreements:	
Securities sold under agreements to repurchase	35,447,229
Securities loaned	2,119,189
Securities sold, not yet purchased, at fair value	6,047,185
Payables to brokers/dealers, clearing organizations and customers	3,945,101
Accrued interest payable	23,465
Obligation to return securities received as collateral, at fair value	50,905
Accrued expenses and other liabilities	84,959
	48,074,033
Subordinated borrowings	300,000
Total stockholders' equity	483,828
Total liabilities and stockholders' equity	$ 48,857,861

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Description of Business

Mizuho Securities USA Inc. (the "Company"), a Delaware Corporation, is a majority-owned subsidiary of Mizuho Securities Co., Ltd ("MHSC"), which owns 70.5 percent of the voting shares of the Company, with the remaining 29.5 percent owned by Mizuho Bank, Ltd. ("MHBK"). MHSC, in turn, is majority-owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, Osaka, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. MHBK is a global wholesale bank that serves clients ranging from large corporations to financial institutions to public sector entities. MHSC is a full service securities firm that offers a wide range of securities and investment banking services primarily to Japanese corporate and retail clients.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a futures commission merchant and swap dealer with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of or has access to most major international futures exchanges. The Company's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions ("M&A") advisory services. The Company is a primary dealer in U.S. government securities and, as such, participates in the Federal Reserve Bank of New York's open market operations and in auctions of U.S. Treasury securities.

2. Summary of Significant Accounting Policies

Basis of presentation

The statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments with initial maturities of three months or less, which typically includes bank deposits and money market funds. The Company has no cash equivalents at March 31, 2014.

Cash and securities segregated for regulatory purposes

Included in cash and securities segregated for regulatory purposes on the statement of financial condition are qualified securities, as defined, maintained in a special reserve bank account for the benefit of customers pursuant to SEC Rule 15c3-3 and cash and securities segregated or held in separate accounts under the Commodity Exchange Act. At March 31, 2014, cash and securities segregated for regulatory purposes includes $1,420,414 in securities received in resale agreements (comprised of U.S. Treasuries), and $299,984 in U.S. Treasury securities owned, with the remaining balance in cash.

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and lending transactions. The Company records resale and repurchase agreements at contract price, plus accrued interest and securities borrowed and loaned at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received by the Company, plus accrued interest. The amounts reported for collateralized agreements approximate fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is reviewed daily and the Company may require counterparties to deposit additional collateral or may return collateral pledged when appropriate. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Securities borrowed and loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the statement of financial condition. At March 31, 2014, these balances are comprised of equities and corporate debt.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, and obtains or returns additional collateral as necessary.

At March 31, 2014, the Company had obtained securities as collateral that could be re-pledged, delivered or otherwise transferred with a fair value of $59,779,006. This collateral was generally received under resale agreements and securities borrowed transactions. Of these securities, $59,292,718 was re-pledged, delivered or otherwise transferred, generally as collateral under repurchase agreements, securities lending agreements or to satisfy the Company's commitments under short sales. These securities are reported in the statement of financial condition after applicable netting.

The Company also enters into forward-starting collateralized financing agreements. These agreements represent off balance-sheet commitments until the start date, at which time they will be recorded as financing transactions in the statement of financial condition. At March 31, 2014, the Company had forward-starting collateralized agreements with start dates ranging from April 1, 2014 to April 8, 2014. The contract values of these transactions total $4,509,903 for resale and securities borrowing agreements and $749,188 for repurchase agreements.

Fair value measurements

The Company reports assets and liabilities at fair value on the statement of financial condition in accordance with ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820"). The Company has made no elections under the "Fair Value Option" in ASC 825, *Financial*

2. Summary of Significant Accounting Policies (continued)

Instruments ("ASC 825"), which allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for most financial assets and liabilities on an instrument-by-instrument basis.

Securities transactions

Securities owned and securities sold, not yet purchased, which include contracts for financial futures and options and other derivative instruments, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, where available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar securities.

The Company utilizes benchmark prices and yields, as well as spreads over the yield curves for benchmark or similar securities in measuring fixed income securities at fair value. Exchange-traded equities and exchange traded funds ("ETFs") are measured at fair value using the closing price from the relevant exchanges. ETFs are adjusted to the fair value "NAV" (net asset value) price, which is calculated based on quoted prices for the underlying component stocks.

Realized and unrealized gains and losses are reflected in principal transactions on the statement of operations in the period during which the transaction or the change in fair value occurred.

Related interest amounts, including accrued interest, are included in interest and dividends income or interest expense on the statement of operations.

Derivative financial instruments

The Company recognizes the fair value of all derivative financial instruments in the statement of financial condition as either assets or liabilities in securities owned or securities sold, not yet purchased, respectively. When specific conditions for balance sheet offsetting are met, the Company nets certain derivative contracts with the same counterparty in the statement of financial condition. The Company records all derivative financial instruments at fair value with changes in fair values (unrealized gains and losses) reflected in principal transactions in the statement of operations. The Company does not apply hedge accounting as defined in ASC 815, *Derivatives and Hedging* ("ASC 815"); therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

The fair values of derivative assets and liabilities traded in the over the counter ("OTC") market are determined using quantitative models that require the use of multiple market inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors, which are used to value the positions. The majority of market inputs are actively quoted and can be validated through external sources including brokers, market transactions and third party pricing services. The fair value of derivative transactions represents the net receivable or payable (gain or loss) to the counterparty in the contract.

The Company applies the enhanced disclosure requirements for derivative instruments prescribed in ASC 815, which requires companies to disclose how derivative instruments (and any related hedged items) are accounted for, their location and amounts in a company's statement of financial condition, and their effect on financial position, financial performance, and cash flows. The enhanced disclosures required by ASC 815 are included in Note 10.

Clearing and other deposits

The Company is a member of various clearing organizations at which it maintains cash and/or securities required to conduct its day-to-day clearance activities. At March 31, 2014, the balance was comprised of U.S. Treasuries with a fair value of $22,212, with the remaining balance in cash.

Property, equipment and leasehold improvements

Property and equipment are depreciated on a straight-line basis over their estimated useful lives, ranging from three to ten years. Leasehold improvements are amortized over the shorter of the economic useful life of the asset or the remaining term of the lease. The Company's net balance on the statement of financial condition at March 31, 2014 is comprised of $13,690 in leasehold improvements, $6,200 in information technology assets, and $1,679 in furniture and fixtures.

Exchange memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on various exchanges, are recorded at cost and evaluated for impairment on at least an annual basis. If management were to ascertain

2. Summary of Significant Accounting Policies (continued)

that an other-than-temporary impairment in value has occurred, the exchange membership would be reported at a value that reflects management's estimate of the impairment. There were no exchange membership impairments during the year ended March 31, 2014.

Preferred stock

The Company's preferred stock is held by MHSC and is perpetual and non-redeemable. The shares are convertible at the option of MHSC into common shares at a rate of 1 to 1. There are no stated dividends on these shares; however, for purposes of any dividend, the preferred shares rank *pari passu* with the Company's common stock. In the event of liquidation, holders of the preferred stock are entitled to a preference of $437 per share. After such amount is paid, holders of the common stock are entitled to receive any and all assets remaining to be paid or distributed.

Principal transactions

Principal transactions consist of realized and unrealized gains and losses on the Company's securities owned and securities sold, not yet purchased. To the extent that these securities also have associated interest and dividend income or expense, these accounts on the statement of operations will also be impacted. As a result, the Company views principal transactions revenues and any associated net interest and dividends in the aggregate.

Commissions

The Company earns commissions from customer transactions primarily in futures clearing and execution and equity securities transactions. Commission revenues and related clearing expenses are recorded on a trade date basis.

Investment banking revenues

Investment banking revenues include gains, losses, and fees arising from debt and equity securities offerings in which the Company acts as an underwriter or agent. Also included in this balance are fees earned from advisory activities. Investment banking revenues are presented net

2. Summary of Significant Accounting Policies (continued)

of transaction related expenses and are recognized when services for the transactions are determined to be completed and the income is reasonably determinable.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date, whereas amounts recognized in the statement of operations are translated at the actual rates of exchange on the date of the transaction. Net gains or losses resulting from foreign currency translation are included in other revenues in the statement of operations.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more likely than not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Deferred tax expenses or benefits are recognized in the statement of financial condition at amounts expected to be realized for the changes in deferred tax liabilities ("DTLs") or assets ("DTAs") between years. The Company recognizes the current and deferred tax consequences of all transactions in the statement of financial condition using the provisions of the currently enacted tax laws. It is the Company's policy to include interest and penalties related to gross unrecognized tax benefits within its provision or benefit for income taxes.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Non-income based taxes

The Company is subject to taxation in New York State ("NYS") and New York City ("NYC") based on the greater of the taxes calculated using the Company's respective taxable net income or those using alternative methods based on the Company's average assets for the tax period and certain allocation factors (the "alternative" taxes). If alternative taxes due exceed those that would have resulted based on income, the Company reports these alternative taxes as part of non-interest expenses, before its provision or benefit for income taxes in the statement of operations.

Subsequent events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the statement of financial condition is issued, or available to be issued in the case of non-public entities. As such, the Company is required to evaluate and recognize in the statement of financial condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the statement of financial condition's preparation. The Company evaluated all events and transactions through May 29, 2014, the date the statement of financial condition is available to be issued and noted no material recognizable or non-recognizable subsequent events during this period.

Accounting developments

In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11") to Topic 210, Balance Sheet. ASU No. 2011-11, as amended by ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, requires disclosure of the effect or potential effect of offsetting arrangements on the Company's financial position as well as enhanced disclosure of the rights of setoff associated with the firm's recognized derivative instruments, resale and repurchase agreements, and securities borrowing and lending transactions. The guidance is effective for annual reporting periods beginning on or after January 1, 2013. The Company adopted this ASU and reported additional disclosures in footnote 10.

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

In February 2013, the FASB issued ASU no. 2013-02, *Reporting of Amounts Reclassified Out of Other Comprehensive Income* ("ASU 2013-02"), to Topic 220, Comprehensive Income. The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments require the entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The amendment is effective for fiscal periods and interim periods within those years beginning after December 15, 2012. Adoption of this update did not have a material effect on the Company's statement of financial condition.

3. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Securities owned and securities sold, not yet purchased, consist of U.S. Treasury and federal agency securities, agency and non-agency mortgage-backed securities, asset-backed securities, corporate debt, equity securities and derivative contracts. Securities sold, not yet purchased, represent the Company's obligation to acquire the securities at then prevailing market prices, which may differ from the amount reflected on the statement of financial condition. Securities owned includes proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparties to sell or repledge the securities to others.

Securities owned and securities sold, not yet purchased, at fair value at March 31, 2014 consist of the following:

	Owned	Sold, not yet purchased
U.S. Treasury and federal agency securities	$ 6,779,548	$ 5,766,148
Mortgage-backed securities	2,533,945	137
Corporate debt	575,033	250,250
Equities	341,178	18,068
Asset-backed securities	243,893	–
Derivative contracts	6,797	12,582
Total	$ 10,480,394	$ 6,047,185

(In Thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers

Receivables from and payables to brokers/dealers, clearing organizations and customers at March 31, 2014 consist of the following:

	Receivables	Payables
Net payable for trades pending settlement	$ –	$ 539,197
Brokers and clearing organizations	1,284,754	36,452
Securities failed to deliver/receive	70,112	112,510
Customer balances related to securities transactions	109,070	112,973
Futures customers	7,523	3,134,191
Investment banking	15,015	9,074
Other	3,418	704
Total	$ 1,489,892	$ 3,945,101

Net payable for trades pending settlement represents the contract price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2014 were settled without a material effect on the Company's statement of financial condition.

Amounts receivable from brokers and clearing organizations primarily represent balances receivable from futures exchanges. Included in this balance are receivables segregated or held in separate accounts under the Commodity Exchange Act in the amount of $1,086,114. Amounts payable to brokers and clearing organizations represent brokerage and execution fees payable to exchanges, primarily for futures business.

Securities failed to deliver or receive ("fails") represent receivable or payable balances, respectively, arising from transactions with brokers/dealers. Fails open at March 31, 2014, which remained unsettled, do not have a material effect on the Company's statement of financial condition.

Receivables from and payables to customers related to securities transactions represent money balances owed to the company and owed to the customer, respectively, as a result of customer securities transactions that have not settled as of settlement date.

(In Thousands)

4. Receivables from and Payables to Brokers/Dealers, Clearing Organizations and Customers (continued)

Receivables from and payables to futures customers represent balances arising in connection with futures transactions, including customer cash and related accrued interest balances, as well as gains and losses on open futures and options contracts. The payables to future customers balance includes $2,775,960 of customer segregated funds under the Commodity Exchange Act.

Receivables or payables arising from investment banking activities consist of fees and concessions earned or owed by the Company from its advisory services and participation in securities offerings as an underwriter or selling agent.

5. Short Term Borrowings

The Company, along with MHSC and Mizuho International plc ("MHI"), may from time to time issue Medium Term Notes ("MTNs" or the "program") in amounts not to exceed $9,500,000 in the aggregate, as governed by a filing with the Luxembourg Stock Exchange. The program's prospectus was originally filed on April 20, 2010 and was amended on January 25, 2013. The Company has the ability to issue notes with maturities between seven days and perpetuity and with interest rates that may be fixed, floating or zero coupon. In connection with the program, MHFG and MHBK have provided a "keep well agreement" that includes requirements to continue to own a majority of the Company's voting shares and, if necessary, make available funds to meet payment obligations under the program by way of additional share capital or subordinated loans.

In December 2013, the Company issued floating rate MTNs with principal amounts of $126,000 and $45,000 at par, which are included within short term borrowings on the statement of financial condition. The associated interest rates on March 31, 2014 are 0.74% and 0.69%, respectively. Interest rates will reset periodically, based on the 3 month LIBOR plus a spread of 0.50% and 0.45%, respectively. The carrying value of the notes approximates fair value. These notes mature in December 2014.

Other short term borrowings are comprised of unsecured revolving bank loans used for term funding and intraday liquidity. On March 31, 2014, interest rates on unsecured revolving bank loans ranged from 0.28% to 1.85%.

(In Thousands)

6. Subordinated Borrowings

The Company has the following subordinated notes payable to MHSC at March 31, 2014:

Maturity Date	Interest Rate	Par Value
April 2015	2.37%	$ 100,000
September 2015	2.21%	100,000
September 2016	1.80%	100,000
		$ 300,000

The interest rates will reset periodically, based on the U.S. dollar six-month LIBOR plus a spread. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA and the Chicago Mercantile Exchange, and are included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid.

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2014, the statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 1,086
Securities purchased under agreements to resell	10,104,429
Securities borrowed	85
Securities owned, at fair value	201
Receivables from brokers/dealers, clearing organizations and customers	30,131
Other assets	1,288

(In Thousands)

7. Related Party Transactions (continued)

Liabilities		
Short-term borrowings	$	101,000
Securities sold under agreements to repurchase		312,027
Securities loaned		142,099
Securities sold, not yet purchased, at fair value		5,477
Payables to brokers/dealers, clearing organizations and customers		290,886
Accrued interest payable		1,028
Accrued expenses and other liabilities		7,561
Subordinated borrowings		300,000

Financing transactions

The Company enters into collateralized financing transactions with affiliates under comparable financing rates and terms as with unaffiliated parties. At March 31, 2014, the financing transaction balances are mostly comprised of resale agreements, repurchase agreements and securities loaned with MHSC.

Receivables from and payables to brokers/dealers, clearing organizations and customers

The Company recorded receivables from and payables to brokers/dealers, clearing organizations and customers. Receivables are primarily comprised of balances due from affiliates who have direct access to futures markets to which the Company does not. Payables are primarily comprised of balances due to affiliates who do not have direct access to futures markets to which the Company has access. The remainder of these balances related to clearing fees, fees from M&A transactions, underwriting fees, rebates and fees for support and services or shared resources.

Borrowings from affiliates

At March 31, 2014, the Company had $300,000 in subordinated notes payable to MHSC, with accrued interest payable in the amount of $1,012. At March 31, 2014, the Company had $100,000 in short-term borrowings with MHSC and $1,000 in short-term borrowings with MHBK London which were used to meet daily operating needs.

7. Related Party Transactions (continued)

Commission revenue

The Company's commodity futures brokerage business generates commission revenue by facilitating order execution and providing clearing and settlement services to customers.

Affiliates have brokerage accounts with the Company in order to transact in markets to which they do not have direct access.

Brokerage, clearing and execution

The Company executes and clears certain futures and equity transactions on foreign exchanges through Mizuho Securities Asia Ltd. ("MHSA"), MHI, MHSC and MHBK. The Company pays execution fees and commissions to its affiliates which are recorded as brokerage, clearing and execution expense. As a futures commission merchant and a clearing member of a number of domestic and international futures exchanges, the Company maintains accounts for affiliates in order to execute and clear trades on their behalf. Brokerage, clearing and execution expense also includes commission rebates to affiliates for shared coverage of customers with MHI, MHSC and MHSA.

Affiliate service fees

The Company and its affiliates share various resources for which they also share the associated costs. These are costs allocated to the Company for research, sales commissions, personnel expenses and other operational support and services. The related unpaid balances are included in accrued expenses and other liabilities.

8. Employee Benefit Plans

Defined contribution plan

Substantially all employees of the Company are covered by the Company's deferred compensation defined contribution plan. The Company's contribution is determined under provisions of the plan.

8. Employee Benefit Plans (continued)

Deferred bonus plan

Effective for the year ended March 31, 2014, the Company established a deferred bonus plan ("the plan"). The plan defers a portion of certain bonuses based on the terms of the plan, payable in equal installments, with interest at the *Consumer Price Index- All Urban Consumers*, over three years. Deferred bonus amounts will be recognized on the statement of financial condition in the year vested. Employees must meet certain ongoing service requirements to vest in and receive payment of the deferred amount. Employees not meeting such requirements may forfeit all or a portion of their award. The Company's maximum future liability under the plan at March 31, 2014 is $8,143.

Postretirement health care plan

The Company has a defined benefit postretirement health care plan ("the health care plan") that covers a limited group of employees meeting certain criteria. Health care plan benefits commence upon retirement and end at age of eligibility for coverage under Medicare or upon coverage of participant by another plan. Participants become eligible for plan benefits if they retire from the Company after reaching age 55 with 8 or more years of service. The health care plan is noncontributory and is a continuation of the active employee medical and dental plans in which the Company pays substantially all eligible medical expenses. The Company does not currently fund this health care plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

The accumulated postretirement benefit obligation ("APBO") is the present value of benefits earned as of the year-end "measurement date" based on employee service prior to that date. The APBO for the Plan at March 31, 2014 is $609, which is reported in accrued expenses and other liabilities in the statement of financial condition.

(In Thousands)

8. Employee Benefit Plans (continued)

The following table provides a reconciliation of the changes in the APBO from April 1, 2013 through March 31, 2014:

Change in benefit obligation (APBO)		
APBO at the beginning of the period	$	651
Service cost		115
Interest cost		20
Actuarial gain		(177)
APBO at the end of the period	$	609

The funded status of the health care plan is the excess of the APBO over plan assets. Since the Company does not have assets segregated and restricted to provide postretirement benefits, the funded status of the Plan is equal to the liability recorded as the APBO.

Assumptions

The weighted-average discount rate assumption used to determine the APBO and net periodic benefit cost was 3.75%. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For measurement purposes, the annual rates of increase in the per capita cost of covered medical and dental claims assumed for the year ending March 31, 2014 are 7.2% and 5.0%, respectively. The medical and dental healthcare cost trend rates are further assumed to decrease gradually to 4.5% and 4.5%, respectively, by the year ending March 31, 2027.

As of March 31, 2014, the latest actuarial valuation date, a one-percentage-point change in assumed health care cost trend rates would have the following effects on the amounts reported for APBO and net periodic benefit cost:

	One Percentage Point Increase	One Percentage Point Decrease
Increase/(decrease) in total service cost and interest cost	$ 11	$ (10)
Increase/(decrease) in APBO	54	(50)

(In Thousands)

8. Employee Benefit Plans (continued)

The estimated benefits expected to be paid are as follows:

	Amount
Year ending March 31:	
2015	$ 7
2016	13
2017	6
2018	21
2019	34
2020-2024	313
	$ 394

9. Income Taxes

As of March 31, 2014, the Company had a net DTA of $23,112, consisting of a gross DTA of $29,305 and a gross DTL of $6,193. A valuation allowance of $7,073 has been applied against the net DTA. The resulting net asset of $16,039 is included in other assets in the statement of financial condition. The gross DTA consists primarily of certain accrued expenses not currently deductible for tax purposes, net operating loss ("NOL") carry-forwards, and tax credit carry-forwards. The DTL results from deferred taxable income.

The Company's valuation allowance of $7,073, an increase of $1,536 from prior year, relates to accrued expenses not currently deductible for NYS and NYC tax purposes and NOL carry-forwards. Management believes that it is more likely than not that this portion of the DTA will not be realized due to the likelihood of being subject to non-income based taxes at the time the deferred assets can be utilized.

In March 2014, New York State implemented substantial changes to the state's corporate tax laws. Generally, the provisions of the reform are not effective until tax years beginning on or after January 1, 2015. The Company has evaluated the effect of the reform on net DTA and non-income based taxes. There was no material impact to the statement of financial condition as of March 31, 2014 as a result of the reform.

(In Thousands)

9. Income Taxes (continued)

The Company files tax returns in various state and local jurisdictions. The Company had state and local NOL carry-forwards ranging between $30,907 and $35,598. These can be carried forward for 20 years and will expire on April 1, 2034.The following table summarizes the activity related to Company's gross unrecognized tax benefits from April 1, 2013 to March 31, 2014:

Balance as of April 1, 2013	$	1,163
Increases related to prior year tax positions		142
Decreases related to prior year tax positions		–
Decreases related to current year tax positions		–
Increases related to current year tax positions		–
Decreases related to settlements with taxing authorities		–
Decreases related to lapsing of statute of limitations		–
Balance as of March 31, 2014	$	1,305

The Company's total unrecognized tax benefits (including interest and penalties of $542) that, if recognized, would affect the Company's effective tax rate were $1,390 at March 31, 2014.

The Company does not believe that it is reasonably possible that the total unrecognized benefits will significantly change within the next twelve months.

The Company's returns beginning with tax years ended March 31, 2009 remain subject to examination by the Internal Revenue Service for U.S. federal tax purposes, and by the state and local tax authorities.

10. Financial Instruments

Derivative financial instruments

In the normal course of business, the Company enters into a variety of derivative financial instrument transactions. These derivative financial instruments typically include forward and futures contracts, options on futures contracts, interest rate swaps, credit default swaps, foreign exchange contracts, and to-be-announced securities transactions ("TBAs"). The Company enters

10. Financial Instruments (continued)

into derivative contracts to facilitate client transactions, conduct trading activities and to manage risk. The Company's trading and hedging strategies resulted in a net loss on derivative instruments, with corresponding net gains on non-derivative financial instruments.

Forward settling trades and futures contracts provide for the delayed delivery or purchase of financial instruments, commodities, or currencies at a specified future date at a specified price or yield. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions.

Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. As a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. Options on futures contracts are contracts that allow the owner of the option to purchase or sell the underlying futures contract at a specified price and within a specified period of time.

Interest rate swaps are entered into between two counterparties, typically one on the "fixed leg" paying a fixed interest rate and one on the "floating leg" paying a floating rate based on a specified spread above a designated underlying rate, usually LIBOR. Interest rate swaps are typically used to limit or manage exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than would be available without the swap. The Company enters into interest rate swaps to help manage its exposure to interest rate risk and as an interest rate swaps dealer.

Credit default swaps are used to protect against the risk of default on a set of debt obligations issued by a specified reference entity or entities. The Company enters into credit default swaps ("CDS") primarily to mitigate credit risk on its corporate debt holdings. The Company buys protection in the course of these transactions, and may enter into a sell transaction with the same counterparty to close out the CDS position. As such, settlements under credit derivative contracts would be calculated after netting all derivative exposures with that counterparty in accordance with a related master netting agreement. Therefore, the Company's risk of loss on sold CDS positions is offset by protection purchased with the same counterparty.

(In Thousands)

10. Financial Instruments (continued)

Foreign exchange contracts are used to mitigate exposure to foreign exchange rate fluctuations. The Company enters into foreign currency forwards primarily to mitigate exposure to transactions and balances denominated in Japanese Yen.

TBAs are forward contracts that give the purchaser/seller an obligation to receive/deliver mortgage securities in the future. The performance of the forward contracts is dependent on the financial reliability of the counterparty and exposes the Company to credit risk, which is limited to the unrealized gains recorded in the statement of financial condition. Market risk is substantially dependent upon the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

The fair values of derivative financial instruments included in securities owned and securities sold, not yet purchased as of March 31, 2014 are as follows:

Derivatives not designated as hedging instruments under ASC 815-20

	Assets	Liabilities
TBA securities transactions	$ 4,681	$ 7,068
Interest-rate swap contracts	2,110	4,980
Foreign exchange forward contracts	-	497
Forward settling trades	6	37
Total carrying value of derivatives	$ 6,797	$ 12,582

Financial instruments with off-balance sheet risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments including interest rate swap contracts, credit default swaps, foreign exchange contracts, and TBAs. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

10. Financial Instruments (continued)

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at fair value as of March 31, 2014 and would incur a loss if the fair value of the securities increases subsequent to March 31, 2014.

In the normal course of business, the Company executes and clears futures, forwards, options, swaps and securities transactions for the accounts of its customers, primarily institutional investors, financial institutions and affiliates. Such transactions may expose the Company to off-balance sheet risk due to the possibility that the customer is unable to satisfy its obligations, and the Company has to purchase or sell the underlying financial instrument at a loss.

The Company provides securities as collateral to counterparties under repurchase agreements and securities lending transactions. In the event a counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess credit exposure.

Where the Company does not have access to certain futures markets, it utilizes clearing brokers. The Company guarantees to the respective clearing houses or other clearing brokers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges at which contracts are cleared.

Offsetting assets and liabilities

The Company enters into International Swaps and Derivatives Association, Inc. ("ISDA") master netting agreements or Cleared Derivatives Execution Agreements ("CDEA") with all of its derivative counterparties. These legally enforceable master netting agreements give the Company, in the event of default by the counterparty, the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty. For purposes of the statement of financial condition, the Company offsets derivative assets and liabilities and cash collateral held with the same counterparty where it has such a legally enforceable master netting agreement.

(In Thousands)

10. Financial Instruments (continued)

All repurchase and resale activities are transacted under legally enforceable master repurchase agreements that give the Company, in the event of default by counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. When specific conditions are met, including the existence of a legally enforceable master netting agreement and/or net settlement through a central clearing organization, the Company nets certain repurchase agreements and resale agreements with the same counterparty on the statement of financial condition. All securities borrowing and lending activities are transacted under legally enforceable master securities lending agreements that give the Company, in the event of default by counterparty, the right to liquidate securities held and to offset receivables and payables with the same counterparty. The Company offsets securities borrowing and lending transactions with the same counterparty on the statement of financial condition where it has such a legally enforceable master netting agreement and the transactions have the same maturity date.

The following table presents derivative instruments and securities financing agreements. Derivative instruments are included in securities owned and securities and securities sold, not yet purchased as of March 31, 2014. Balances are presented on a gross basis, prior to the application of counterparty and collateral netting. Securities financing agreements are included on the statement of financial condition in securities purchased under agreements to resell or securities borrowed and securities sold under agreements to repurchase or securities loaned. These balances are presented on a gross basis, prior to the application of counterparty netting.

				Amounts not net (a)		
	Gross Assets	Amounts Offset (c)	Net Assets Recognized	Financial Instruments (b)	Collateral	Net Amount
Derivatives						
TBA Securities	$ 15,588	$ (10,907)	$ 4,681	$ –	$ –	$ 4,681
Interest rate swaps	63,088	(60,978)	2,110	–	–	2,110
Foreign exchange forward contracts	268	(268)	–	–	–	–
Forward settling trades	6	–	6	–	–	6
Total derivatives	78,950	(72,153)	6,797	–	–	6,797

(In Thousands)

10. Financial Instruments (continued)

	Gross Assets	Amounts Offset (c)	Net Assets Recognized	Amounts not net (a) Financial Instruments (b)	Amounts not net (a) Collateral	Net Amount
Securities purchased under agreements to resell	$ 55,464,378	$ (24,199,031)	$ 31,265,347	$ 6,295,709	$24,968,351	$ 1,287
Securities borrowed	4,385,798	(1,155,193)	3,230,605	521,484	2,672,866	36,255
Securities received as collateral, at fair value	50,905	–	50,905	–	50,825	80

(a) For some counterparties, the financial instruments and collateral not net on the statement of financial condition may exceed the net asset recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net assets recognized. As a result, a net amount is reported even though the Company, on an aggregate basis has received securities collateral with a total fair value that is greater than the funds provided to counterparties.

(b) These represent amounts that are not presented net on the statement of financial condition because all US GAAP netting criteria were not met.

(c) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance.

	Gross Liabilities	Amounts Offset(f)	Net Liabilities Recognized	Amounts not net (d) Financial Instruments (e)	Amounts not net (d) Collateral	Net Amount
Derivatives						
TBA Securities	$ 17,969	$ (10,901)	$ 7,068	$ –	$ –	$ 7,068
Interest rate swaps	67,890	(62,910)	4,980	–	–	4,980
Credit default swaps	1,611	(1,611)	–	–	–	–
Foreign exchange forward contracts	765	(268)	497	–	–	497
Forward settling trades	37	–	37	–	–	37
Total derivatives	88,272	(75,690)	12,582	–	–	12,582

(In Thousands)

10. Financial Instruments (continued)

				Amounts not net (d)		
	Gross Liabilities	Amounts Offset(f)	Net Liabilities Recognized	Financial Instruments (e)	Collateral	Net Amount
Securities sold under agreements to repurchase	$ 59,646,260	$ (24,199,031)	$ 35,447,229	$ 6,295,709	$ 29,149,012	$ 2,508
Securities loaned	3,274,382	(1,155,193)	2,119,189	521,484	1,522,691	75,014
Obligation to return securities received as collateral, at fair value	50,905	-	50,905		50,825	80

(d) For some counterparties, the financial instruments and collateral not net on the statement of financial condition may exceed the net liability recognized. Where this is the case, the total amounts reported in these two columns are limited to the balance of the net liability recognized. As a result, a net amount is reported even though the Company, on an aggregate basis, has pledged securities collateral with a total fair value that is greater than the funds owed to counterparties.

(e) These represent amounts that are not presented net on the statement of financial condition because all US GAAP netting criteria were not met.

(f) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance.

Concentrations of market and credit risk

The Company enters into transactions that involve varying degrees of both market and credit risk. The Company monitors its exposure to these risks on a daily basis through a variety of financial, security position and credit exposure reporting and control procedures.

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

10. Financial Instruments (continued)

Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the statement of financial condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties. In addition, the Company enters into master netting agreements to mitigate the credit risk of financial instruments, which would reduce the maximum amount of loss. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

11. Fair Value Measurements

ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price". The objective of a fair value measurement is to determine this price.

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. Additionally, for inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

11. Fair Value Measurements (continued)

The three categories are as follows:

Level 1: Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include U.S. Treasury Bills, on-the-run or recently issued U.S. Treasury bonds, notes, and strips. Also included in Level 1 are listed equity securities, consisting of common stock and ETFs, and TBAs.

Level 2: Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. Level 2 assets and liabilities include primarily off-the-run U.S. Treasury bonds, notes, and strips, federal agency obligations, pass-through mortgage-backed securities issued by U.S. government agencies or government sponsored entities, non-agency mortgage-backed securities, agency securities and corporate debt. Also included in Level 2 assets and liabilities are interest rate swap contracts, credit defaults swap contracts and foreign exchange contracts.

Level 3: Assets and liabilities whose values are based on inputs that are both unobservable and significant to the overall fair value measurement. The Company did not have any assets or liabilities measured at fair value using unobservable inputs or for which unobservable inputs were significant to their fair value measurement throughout the year or at March 31, 2014.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

(In Thousands)

11. Fair Value Measurements (continued)

The following tables present the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2014:

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities segregated for regulatory purposes:				
U.S. Treasury securities	$ 299,984	$ –	$ –	$ 299,984
Securities owned:				
U.S. Treasury and federal agency securities	2,066,849	4,712,699	–	6,779,548
Mortgage-backed securities	–	2,533,945	–	2,533,945
Asset-backed securities	–	243,893	–	243,893
Corporate debt	–	575,033	–	575,033
Equities	341,178	–	–	341,178
Derivative contracts	4,687	2,110	–	6,797
Securities received as collateral	50,219	686	–	50,905
Securities on deposit with clearing organizations	–	22,212	–	22,212
Total	$ 2,762,917	$ 8,090,578	$ –	$ 10,853,495

Liabilities	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased:				
U.S. Treasury and federal agency securities	$ 2,043,790	$ 3,722,358	$ –	$ 5,766,148
Mortgage-backed securities	–	137	–	137
Corporate debt	–	250,250	–	250,250
Equities	18,068	–	–	18,068
Derivative contracts	7,069	5,513	–	12,582
Obligation to return securities received as collateral	50,219	686	–	50,905
Total	$ 2,119,146	$ 3,978,944	$ –	$ 6,098,090

Valuation techniques

The Company utilizes Level 1 prices whenever available. U.S. Treasury Bills and other U.S. Treasury securities are measured at fair value using quoted prices for identical securities in active dealer markets. The Level 2 designation is utilized with off-the-run U.S. Treasury securities. Off-the-run securities are aged issuances which tend to be less liquid and not as readily quotable as on-the-run securities. Federal agency securities are measured using a spread to the Treasury

11. Fair Value Measurements (continued)

benchmark. These Level 2 measurements may be applied for securities such as medium term notes, which are typically smaller issuances initiated through reverse inquiry by potential investors and some callable securities.

The Company measures mortgage-backed securities – which include mortgage pools, federal agency pass-through securities and collateralized mortgage obligations ("CMOs"), and private label (non-agency) commercial mortgage-backed-securities ("CMBS") and residential mortgage-backed-securities ("RMBS") – primarily based on brokers' market prices. As such, mortgage-backed securities are categorized as Level 2.

The Company measures asset-backed-securities using the spread over the U.S. Treasury benchmark. Most of the asset-backed-securities in inventory are collateralized credit card and auto loans.

The Company's corporate bonds largely consist of investment grade corporate bonds and notes. These are categorized as Level 2 as the Company measures fair value using the spread over the U.S. Treasury benchmark.

Equities include common stock and ETFs, which are all measured at fair value using quoted market prices from the exchanges on which they are traded. For ETFs, the Company uses the quoted prices for the underlying component stocks (fair value NAV price) for fair value measurement, which is consistent with how the Company would exit the position, by redeeming the shares for a basket of individual stocks. As such, these securities are categorized as Level 1.

Derivative contracts include interest rate swaps, credit default swaps and foreign currency forwards, which are measured using discounted cash flow calculations based on observable inputs from the relevant interest/credit/exchange rate curves, which is considered a Level 2 measurement. The Company's derivative contracts also include TBAs, which are measured at fair value using market prices from broker markets. As such, TBAs are categorized as Level 1. Forward settling trades are measured using the underlying securities and may be Level 1 or Level 2. Details of derivative contracts are disclosed in Note 10.

(In Thousands)

11. Fair Value Measurements (continued)

Transfers into/out of Levels 1 and 2

There have been no significant transfers between Levels 1 and 2 for the year ended March 31, 2014.

12. Commitments and Contingencies

Lease commitments

The Company has remaining minimum annual rental commitments for office spaces under non-cancelable operating leases with initial terms in excess of one year, as follows:

	Amount
Year ending March 31:	
2015	$ 6,824
2016	6,940
2017	6,937
2018	5,379
2019	4,741
Thereafter	5,629
	$ 36,450

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

The Company entered into a lease agreement effective October 2010. Upon expiration, the Company is legally obligated to return the premises to its original condition. In accordance with ASC 410, *Asset Retirement Obligations*, the Company initially recognized the fair value of a liability for an asset retirement obligation of $904. The Company recognized a corresponding asset for that amount and capitalized that cost on the statement of financial condition. This amount will be amortized straight line over the life of the lease. The Company recognized additional accretion costs of $276 for assumed inflation rates to be accreted straight line over the

(In Thousands)

12. Commitments and Contingencies (continued)

life of the lease. As of March 31, 2014, the Company recorded an asset retirement obligation of $991. This amount is recorded in accrued expenses and other liabilities on the statement of financial condition.

The Company has provided letters of credit in connection with leases for its New York and Boston offices in the amount of $824 and $37, respectively. These letters of credit are collateralized by U.S. Treasury securities.

Business employment incentive grant

Pursuant to an agreement entered into with the New Jersey Economic Development Authority in 2001, the Company receives Business Employment Incentive Grants filed over a period of 10 years. As of March 31, 2014, the cumulative amount of grants the Company has received is $4,786. Pursuant to the agreement, the Company must continuously maintain a staffing level consistent with the terms of the contract through 2016 in order to receive outstanding grants and retain the grants received. The Company currently has employees in excess of this threshold.

Litigation

In accordance with the provisions of ASC 450, *Contingencies ("*ASC 450*")*, the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a range of amounts. When an amount within a range of loss is identified as the most likely result within the range, that amount is accrued by the Company.

The Company is involved in litigation arising in the normal course of business. It is the opinion of management that the ultimate resolution of such litigation will not have a material adverse effect on the Company's statement of financial condition.

(In Thousands)

12. Commitments and Contingencies (continued)

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

13. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by Rule 15c3-1. This method requires that the Company maintain minimum net capital, as defined, equivalent to the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3, or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts pursuant to the Commodity Exchange Act, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2014, the Company's net capital of $551,075 was $315,622 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC and other regulators.

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